EXHIBIT 8.2

[LETTERHEAD OF SHUTTS & BOWEN LLP]

September     , 2004

Southern Community Bancorp

250 North Orange Avenue

Orlando, Florida 32801

RE:	Agreement and Plan of Merger dated as of March 19, 2004 by and between

Southern Community Bancorp and First National Bankshares of Florida, Inc.

Ladies and Gentlemen:

Shutts & Bowen LLP has acted as special counsel to Southern Community Bancorp, a Florida corporation (“SCB”), in connection with the proposed merger (the “Merger”) of SCB with and into First National Bankshares of Florida, Inc., a Florida corporation (“FLB”), pursuant to the terms of, and as described in, that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 19, 2004, by and between FLB and SCB. At your request, in connection with the filing with the Securities and Exchange Commission of a registration statement on Form S-4 relating to the issuance of shares of common stock of FLB in the Merger (the “Registration Statement”), which includes the joint proxy statement-prospectus of FLB and SCB (the “Proxy Statement-Prospectus”), and pursuant to Section 9.1(f) of the Merger Agreement, Shutts & Bowen LLP is rendering its opinion concerning certain federal income tax consequences of the Merger. Unless otherwise indicated, all capitalized terms used in this opinion have the same meaning as used in the Merger Agreement and the exhibits thereto, the Registration Statement and Proxy Statement-Prospectus, or in the letters or other documentation delivered to Shutts & Bowen LLP by SCB or FLB containing certain facts and representations of SCB or FLB relevant to this opinion.

For purposes of rendering its opinion herein, Shutts & Bowen LLP has conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, Shutts & Bowen LLP has relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to Shutts & Bowen LLP by employees, officers, directors, or shareholders of FLB or SCB, in each case without independent verification thereof. With the consent of FLB and SCB, Shutts & Bowen LLP has assumed that such statements and representations will be complete and accurate as of the Effective Time. In examining the relevant documentation, Shutts & Bowen LLP has assumed the genuineness of all signatures, the legal capacity of all natural persons, and the authenticity of all documents submitted to Shutts & Bowen LLP. Shutts & Bowen LLP has assumed any representation or statement qualified by “the best of knowledge” of the party making such representation or

September     , 2004

statement, or by any similar qualification, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, Shutts & Bowen LLP has assumed that there is in fact no such plan, intention, understanding or agreement. Shutts & Bowen LLP has also relied on the accuracy and completeness of the Proxy Statement-Prospectus.

For purposes of this opinion, Shutts & Bowen LLP has assumed that (i) except for cash paid in lieu of fractional shares and cash paid to holders of SCB Common Stock who exercise statutory dissenters’ rights, all of the outstanding shares of SCB Common Stock will be exchanged for FLB Common Stock in the Merger, (ii) the shares of SCB Common Stock constitute capital assets in the hands of each holder thereof, and (iii) the Merger will be consummated according to the terms of the Merger Agreement.

Based on the foregoing, and subject to the qualifications set forth below, Shutts & Bowen LLP is of the opinion that under the Code:

(1) the Merger will constitute a “reorganization” under Code Section 368(a);

(2) holders of shares of SCB Common Stock who exchange such shares solely for shares of FLB Common Stock will not recognize gain or loss on the exchange;

(3) the federal income tax basis of shares of FLB Common Stock received in exchange for shares of SCB Common Stock (including any fractional share interest to which the holder may be entitled) will be equal to the holder’s federal income tax basis of the shares of SCB Common Stock surrendered in exchange therefor, and the holding period of such FLB Common Stock will include the holding period of the SCB Common Stock surrendered in exchange therefor;

(4) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the Merger and then redeemed by FLB, and (i) capital gain will be recognized in an amount equal to the excess, if any, of the amount of cash received over the federal income tax basis of the fractional share of SCB Common Stock surrendered in exchange therefor, or (ii) capital loss will be recognized in an amount equal to the excess, if any, of the federal income tax basis of the fractional share of SCB Common Stock surrendered over the amount of cash received in exchange therefor; and

(5) a holder of shares of SCB Common Stock who exercises statutory dissenters’ rights in connection with the Merger generally will recognize (i) capital gain equal to the excess, if any, of the amount of cash received over such holder’s federal income tax basis in the SCB Common Stock surrendered in exchanged therefor, or (ii) capital loss equal to the excess, if any, of such holder’s federal income tax basis in the SCB Common Stock surrendered over the amount of cash received in exchange therefor.

The opinions expressed herein are based upon our interpretation of existing legal

September     , 2004

authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should such opinions be accepted as a guarantee that a court of law or administrative agency would concur in such statement.

No opinion is expressed with respect to any of the following:

(1) the appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(2) the state, local or foreign tax consequences of any aspect of the Merger; or

(3) the federal income tax consequences of any aspect of the Merger to holders of SCB Common Stock who are subject to special tax treatment for federal income tax purposes, including among others, insurance companies, tax-exempt entities and foreign persons, or to holders of warrants or options to purchase SCB Common Stock, if any, which will be exchanged for or converted into options or warrants to acquire FLB Common Stock.

The shareholders of SCB are entitled to rely on the opinions set forth herein for purposes of approving the Merger. Except as set forth in the preceding sentence, the opinions set forth herein are addressed only to, and may be relied upon only by, the addressee hereof, and only in connection with the transactions contemplated by the Merger Agreement, and are not to be used or relied upon by any other parties, or in connection with any other transactions, except with the prior written consent of Shutts & Bowen LLP.

Shutts & Bowen LLP consents to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Registration Statement and the Proxy Statement-Prospectus. In giving this opinion, Shutts & Bowen LLP does not hereby admit that Shutts & Bowen LLP is in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

SHUTTS & BOWEN LLP